MEMORANDUM
TO:	Alberto H. Zapata Senior Counsel U. S. Securities and Exchange Commission
FROM:	Diana R. Gonzalez Associate General Counsel Jackson National Asset Management, LLC
DATE:	March 20, 2015
SUBJECT:
Response to Comments to the Registration Statement filed on Form N-1A on January 16, 2015 for Curian Variable Series Trust ("CVST" or "Registrant")
File Nos: 333-177369 and 811-22613 (the "Registration Statement")

This memorandum addresses the U.S. Securities and Exchange Commission staff's ("Commission" and "Commission Staff," as appropriate) comments received via telephone on March 2, 2015 to the Registration Statement.

The comments are repeated below in italics, with responses immediately following.

1.	General Comments

a.
For all Funds of Funds, confirm that "underlying funds risk" is included in the principal risk section of the summaries and confirm that the secondary risks – in the non-summary additional information – include the risks of those underlying Funds.  Item 4 of Form N-1A requires a summary of the principal risks of investing in the Fund.  Please determine which of the risks of the underlying Funds constitute principal risks of the Fund that invests in them.

RESPONSE:The Registrant confirms that each Fund discloses the principal risks that are applicable to the Fund's portfolio in the principal risks section for that Fund, including principal risks that may be a result of the Fund's investment in one or more underlying Funds.  The Registrant also confirms that a Fund's secondary risks are included in the "Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks)" section, including secondary risks that may be a result of the Fund's investment in one or more underlying Funds.

b.	Please confirm that information will be provided for all blank items in the summary prospectus, statutory prospectus, and statement of additional information.

RESPONSE:The Registrant confirms that information will be provided for all blank items in a subsequent amendment to the Registration Statement before the proposed effective date of this Amendment, pursuant to Rule 485(b), as applicable.

c.
Please make conforming changes throughout the prospectus, as applicable.  Wherever a comment has applicability to several Funds in the Trust, please identify which changes were made in the response memorandum.

RESPONSE:The Registrant has made conforming changes throughout the prospectus, as applicable.  The Registrant has also referenced in this response memorandum instances where a comment was applicable to several Funds in the Trust.

d.
Please survey the Registration Statement for instances where Funds include a reference to acquired fund fees and expenses in the annual operating expense table but do not include a discussion of investing in other funds, and add disclosure that the Funds invest in other funds, where appropriate.

RESPONSE:  The Registrant confirms that for every Fund for which investing in other investment companies is a principal investment strategy, it has included appropriate disclosure to reflect such strategy in the Registration Statement.

e.	Please confirm that each Fund that discloses its use of reverse repurchase agreements also includes Leverage risk as a related risk.

RESPONSE:  The Registrant has made the requested change for the following Funds: JNAM Guidance – Interest Rate Opportunities Fund, JNAM Guidance – Equity Income Fund, JNAM Guidance – Conservative Fund, JNAM Guidance – Moderate Fund, JNAM Guidance – Growth Fund, JNAM Guidance – Moderate Growth Fund, JNAM Guidance – Maximum Growth Fund, JNAM Guidance – Alt 100 Fund, JNAM Guidance – Equity 100 Fund, JNAM Guidance – Fixed Income 100 Fund, JNAM Guidance – Real Assets Fund, JNL ETF Conservative Fund, JNL ETF Moderate Fund, JNL ETF Growth Fund and JNL/Franklin Templeton Frontier Markets Fund.

2.	Summary Prospectus and Statutory Section for the JNAM Guidance – Alt 100 Fund

a.	Please add disclosure:

(i)	Stating the significance of "100" in the Fund's name.

(ii)
Stating that the Fund has a policy of investing, under normal circumstances, at least 80% of the Fund's assets in alternative security types. See Rule 35d-1 under the Investment Company Act of 1940, as amended.

(iii)
Clarifying whether it is the Fund's investment strategy to allocate between both traditional and non-traditional asset types or whether 100% of the Fund's assets are invested in non-traditional asset types under normal market conditions.

RESPONSE:  The Registrant has used "100" in the Fund name to indicate to investors that the Fund may allocate 100% of its assets to the Underlying Funds that invest in non-traditional asset classes.  Please see the following changes in response to the Commission Staff's comments:

Principal Investment Strategies.  Under normal conditions, the Fund allocates at least 80% of its assets to the Underlying Funds that invest in non-traditional asset classes. The Fund seeks to achieve its objective by investing in shares of the Underlying Funds.  The Underlying Funds in which the Fund may invest each are a separate series of the Jackson Variable Series Trust, JNL Series Trust, JNL Variable Fund LLC, or JNL Investors Series Trust.  Not all Funds of the Jackson Variable Series Trust, JNL Series Trust, JNL Variable Fund LLC, or JNL Investors Series Trust are available as Underlying Funds.  Please refer to the "Additional Information About Each Fund" section of the Prospectus for a list of available Underlying Funds.

~~The Fund has a target percentage allocation among the specified Underlying Funds that are categorized as primarily investing in non-traditional asset classes.~~

The Fund allocates its assets among Underlying Funds categorized by the Adviser as follows:

Investment Categories

Alternative Assets Alternative Strategies Domestic/Global Equity Domestic/Global Fixed Income International International Fixed Income Risk Management Sector Specialty Tactical Management

The Fund considers the Underlying Funds in the Domestic/Global Fixed Income and International Fixed Income investment categories to be funds that invest primarily in fixed income securities, and the Underlying Funds in the Domestic/Global Equity, International, Sector, and Specialty investment categories to be funds that invest primarily in equity securities. The Underlying Funds in the Risk Management and Tactical Management investment categories include funds that can invest in a variety of asset classes in various proportions, may take measures to manage risk and/or adapt to prevailing market conditions and may have significant exposure to both fixed income and equity securities. To the extent the Fund invests in one of these Underlying Funds, the Fund's exposure to fixed income securities and equity securities will be allocated according to the Underlying Fund's relative exposure to these asset classes. The Fund considers the Underlying Funds in the Alternative Assets and Alternative Strategies investment categories to be funds that invest primarily in alternative assets and employ alternative strategies.

Under normal market conditions, the Fund may allocate 100% of its assets to the Underlying Funds that invest in non-traditional asset classes.

The Underlying Funds in which the Fund may invest may be changed from time to time at the discretion of the Adviser without notice or shareholder approval. Therefore, the Fund may invest in Underlying Funds that are not listed in the statutory prospectus.

The Fund is "non-diversified" under the Investment Company Act of 1940, as amended (the "1940 Act"), and may invest more of its assets in fewer issuers than "diversified" mutual funds.

3.	Summary Prospectus and Statutory Section for the JNAM Guidance – Equity 100 Fund

a.	Please disclose the significance of "100" in the Fund's name.

RESPONSE:  The Registrant has used "100" in the Fund name to indicate to investors that the Fund may allocate 100% of its assets to the Underlying Funds that invest in equity securities.

4.	Summary Prospectus and Statutory Section for the JNAM Guidance – Fixed Income 100 Fund

a.	Please disclose the significance of "100" in the Fund's name.

RESPONSE:  The Registrant has used "100" in the Fund name to indicate to investors that the Fund may allocate 100% of its assets to the Underlying Funds that invest in fixed income securities.

5.	Summary Prospectus and Statutory Section for the JNL Tactical Advantage 60 Fund

a.
Consider whether the name of the Fund should be changed given that the Fund's neutral allocation target is 50% or whether removing the number 60 from the Fund's name and replacing with an alternative descriptor is appropriate.

RESPONSE:  The Registrant has made the requested change.  The Fund will be renamed the JNL ETF Moderate Fund.

6.	Summary Prospectus and Statutory Section for the JNL Tactical Advantage 75 Fund

a.
Consider whether the name of the Fund should be changed given that the Fund's neutral allocation target is 67% or whether removing the number 75 from the Fund's name and replacing with an alternative descriptor is appropriate.

RESPONSE:  The Registrant has made the requested change.  The Fund will be renamed the JNL ETF Growth Fund.

7.	Summary Prospectus and Statutory Section for the JNL/American Funds® Growth Fund

a.
In the principal investment strategies section, please specify the meaning of "other securities" in the following sentence, "The Master Fund may invest a portion of its assets in common stocks and other securities of issuers domiciled outside the U.S."

RESPONSE:  The Registrant has made the requested change.  Please see the following changes in response to the Commission Staff's comments:

The Master Fund may invest ~~a portion~~up to 25% of its assets in common stocks and other securities (including convertible and nonconvertible preferred stocks, bonds and other debt securities) of issuers domiciled outside the U.S.

b.
In the statutory section, please provide additional disclosure concerning the actual investment strategy of the Fund and move the third and fourth paragraphs in this section to the principal risks of investing in the fund section.

RESPONSE:  The Registrant has made the requested change. Please see the following changes in response to the Commission Staff's comments:

Principal Investment Strategies.  The Fund invests primarily in the shares of the Master Fund.  The Master Fund invests primarily in common stocks and looks to invest in companies that appear to the Master Fund's investment adviser to offer superior opportunities for growth of capital.  The Master Fund may invest up to 25% of its assets in common stocks and other securities (including convertible and nonconvertible preferred stocks, bonds and other debt securities) of issuers domiciled outside the United States.  Although the Master Fund focuses on investments in medium to larger capitalization companies, the Master Fund's investments are not limited to a particular capitalization size.
The Master Fund is designed for investors seeking capital appreciation through investments in stocks. Investors in the Fund should have a long-term perspective and be able to tolerate potentially sharp declines in value.
The Master Fund may also hold cash or money market instruments, including commercial paper and short-term securities issued by the U.S. Government, its agencies and instrumentalities.  The percentage of the Master Fund invested in such holdings varies and depends on various factors, including market conditions and purchases and redemptions of fund shares.  For temporary defensive purposes, the Master Fund may invest without limitation in such instruments.  The Master Fund's investment adviser may determine that it is appropriate to invest a substantial portion of the Master Fund's assets in such instruments in response to certain circumstances, such as periods of market turmoil.  A larger amount of such holdings could moderate a fund's investment results in a period of rising market prices.  Alternatively, a larger percentage of such holdings could reduce the magnitude of a fund's loss in a period of falling market prices and provide liquidity to make additional investments or to meet redemptions.
~~The prices of, and income generated by, the common stocks and other securities held by the Master Fund may decline in response to certain events taking place around the world, including those directly involving issuers whose securities are owned by the Master Fund; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; governmental or governmental agency responses to economic conditions; and currency, interest rate and commodity price fluctuations.~~
~~The growth-oriented common stocks and other equity-type securities (such as preferred stocks, convertible preferred stocks and convertible bonds) generally purchased by the Master Fund may involve large price swings and greater potential for loss than other types of investments.  These risks may be heightened in the case of small capitalization stocks.~~
~~The Master Fund may invest a portion of its assets in securities of issuers domiciled outside the United States.  The prices of securities of issuers domiciled outside the United States, or with significant operations outside the United States, may decline due to conditions specific to the country or region in which the issuer is domiciled or operates, including political, economic, or market changes or instability in such country or region.  The securities of issuers domiciled in certain countries outside the United States may be more volatile, less liquid, and/or more difficult to value than those of U.S. issuers.  Issuers in countries outside the United States may also be subject to different tax and accounting policies and different auditing and regulatory standards.  In addition the value of investments outside the United Stated may be reduced by foreign taxes, including foreign withholding taxes on interest and dividends.  These issuers may also be subject to different government and legal systems that make it difficult for the Master Fund to exercise its rights as a shareholder of the company.  Further, there may be increased risks of delayed settlement of securities purchased or sold by the Master Fund.  These investments may also be affected by changes in the exchange rate of that country's currency against the U.S. dollar and/or currencies of other countries.~~
Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund.  The following descriptions of the principal risks does not provide any assurance either of the Fund's investment in any particular type of security, or assurance of the Fund's success in its investment selections, techniques and risk assessments.  As a managed portfolio the Fund may not achieve its investment objective for a variety of reasons including changes in the financial condition of issuers (due to such factors as management performance, reduced demand or overall market changes), fluctuations in the financial markets, declines in overall securities prices, or the investment adviser to the Master Fund's investment techniques otherwise failing to achieve the Master Fund's investment objective.  A variety of specific factors may influence its investment performance, such as the following:

•	Accounting risk
•	Equity securities risk
•	Foreign regulatory risk
•	Foreign securities risk
•	Investment style risk
•	Large-capitalization investing risk
•	Managed portfolio risk
•	Market risk
•	Mid-capitalization investing risk

8.	Summary Prospectus and Statutory Section for the JNL/AQR Risk Parity Fund

a.	The disclosure in the summary prospectus and the statutory section are identical; please redraft the disclosure in the summary prospectus to provide a true summary pursuant to Item 9 of Form N-1A.

RESPONSE:  The Registrant has made the requested change, as follows:

Principal Investment Strategies.  The Fund pursues its investment objective by allocating assets among major asset classes (including global developed and emerging market equities, global nominal and inflation-linked government bonds, developed and emerging market currencies, and commodities).  The Fund intends to gain exposure to these asset classes by investing in a portfolio of Instruments (as defined below).  The Fund will generally have some level of investment in the majority of asset classes and Instruments, but there is no stated limit on the percentage of assets the Fund can invest in a particular Instrument or the percentage of assets the Fund will allocate to any one asset class, and at times the Fund may focus on a small number of

Instruments or asset classes.  The allocation among the different asset classes is based on AQR Capital Management, LLC's, the Fund's sub-adviser (the "Sub-Adviser"), assessment of the risk associated with the asset class, the investment opportunity presented by each asset class, as well as the Sub-Adviser's assessment of prevailing market conditions within the asset classes in the United States and abroad.

In allocating assets among asset classes, the Sub-Adviser follows a "risk parity" approach.  The "risk parity" approach to asset allocation seeks to balance the allocation of risk across asset classes (as measured by forecasted volatility, estimated potential loss, and other proprietary measures) when building the portfolio.  This means that lower risk asset classes (such as global fixed income and inflation-linked government bonds) will generally have greater dollar exposure for the Fund than higher risk asset classes (such as global developed and emerging market equities).  In other words, the Sub-Adviser typically will allocate less capital to higher risk asset classes as compared to lower risk asset classes.  ~~A "neutral" asset allocation targets a balanced risk allocation among each of the three following major risk sources:  equity risk, fixed income risk, and inflation risk.  There can be no assurance that employing a "risk parity" approach will achieve any particular level or return or will, in fact, reduce volatility or potential loss.~~

Generally, the Fund gains exposure to asset classes by investing in many different types of instruments, including, but not limited to:  equity securities (such as common stock, preferred stock, and convertible securities); equity futures, equity swaps, currency forwards, commodity futures and swaps, bond futures, fixed income,  swaps, interest rate swaps, and inflation swaps; U.S. and foreign government bonds, including inflation protected government bonds (such as Treasury Inflation Protected Securities); cash and cash equivalents, including but not limited to money market fund shares (collectively, "Instruments"). The Fund will seek to gain exposure to commodity futures and swaps primarily by investing in the Subsidiary, which invests primarily in futures and swaps ~~(as described more fully below)~~.  These Instruments may be used for investment or speculative purposes, hedging or as a substitute for investing in conventional securities.  There is no maximum or minimum exposure to any one Instrument or any one asset class.  The Fund may also invest in exchange-traded funds or exchange traded notes through which the Fund can participate in the performance of one or more Instruments.  The Fund's return is expected to be derived principally from changes in the value of securities and its portfolio is expected to consist principally of securities.

~~The Fund is actively managed and the Sub-Adviser will vary the Fund's exposure to the asset classes based on the Sub-Adviser's evaluation of investment opportunities within and across the asset classes.  The Sub-Adviser will use proprietary volatility forecasting and portfolio construction methodologies to manage the Fund.  Shifts in allocations among asset classes or Instruments will be determined using models based on the Sub-Adviser's general value and momentum investment philosophy.  Value strategies favor securities that appear undervalued based on fundamental measures, often the result of distress or being out of favor among investors.  Momentum strategies favor securities with strong short-term performance.~~

~~The Sub-Adviser believes that using both value and momentum strategies in selecting investments is a powerful and effective approach because the two strategies are usually negatively correlated.  As a result, when the two strategies are used together by the Sub-Adviser in making investment selections, the investments chosen by the Sub-Adviser tend to be either cheap assets or assets that are coming into favor with investors.  Assets that score well by taking into account both factors will generally have the highest weightings.  The combination of the two strategies is designed to produce a Fund portfolio that seeks to preserve the positive expected return of each strategy while having achieved the added benefit of significantly lower volatility than would otherwise be achieved by using either strategy alone.~~

~~The Fund has no geographic limits on where its investments may be located or where its assets may be exposed.  This flexibility allows the Sub-Adviser to look for investments or gain exposure to asset classes and markets around the world, including emerging markets, that it believes will enhance the Fund's ability to meet its objective.  The Fund may have exposure to fixed income securities of U.S. and non-U.S. issuers of any credit quality, including securities that are unrated or are rated in the lowest credit rating categories.  The Fund may have exposure to equity securities of companies of any market capitalization.  There is no percentage limit on the Fund's exposure to below investment-grade fixed income securities including emerging market fixed income securities or to small less-liquid equity securities.  The Fund may have exposure in long and short positions across all of the asset classes, however, short positions will generally only be taken to hedge other investments made by the Fund.  The Fund will take "short" positions in futures, forwards, or swaps.  A "short" position will benefit from a decrease in price of the underlying instrument and lose value if the price of the underlying instrument increases.~~

~~The Fund bears the risk that the proprietary quantitative models used by the Sub-Adviser will not be successful in forecasting market returns or in determining the weighting of investment positions that will enable the Fund to achieve its investment objective.~~

~~Futures and forward contracts are contractual agreements to buy or sell a particular currency, commodity, or financial instrument at a pre-determined price in the future.  The Fund's use of future contracts, forward contracts, swaps, and certain other Instruments will have the economic effect of financial leverage.  Financial leverage magnifies exposure to the swings in prices of an asset class underlying an Instrument and results in increased volatility, which means the Fund will have the potential for greater gains, as well as the potential for greater losses, than if the Fund does not use Instruments that have a leveraging effect.  Leveraging tends to magnify, sometimes significantly, the effect of any increase or decrease in the Fund's exposure to an asset class and may cause the Fund's net asset value ("NAV") to be volatile.  For example, if the Sub-Adviser seeks to gain enhanced~~

~~exposure to a specific asset class through an Instrument providing leveraged exposure to the class and that Instrument increases in value, the gain to the Fund will be magnified.  A decline in the Fund's assets due to losses magnified by the Instruments providing leveraged exposure may require the Fund to liquidate portfolio positions to satisfy its obligations, to meet redemption requests, or to meet asset segregation requirements when it may not be advantageous to do so.  There is no assurance that the Fund's use of Instruments providing enhanced exposure will enable the Fund to achieve its investment objective.~~

~~The Sub-Adviser expects the Fund's NAV over short-term periods to be volatile because of the significant use of Instruments that have a leveraging effect.  Volatility is a statistical measurement of the dispersion of returns of a security or fund or index, as measured by the annualized standard deviation of its returns.  Higher volatility generally indicates higher risk.  The Fund's returns are expected to be volatile; however, the Sub-Adviser, on average, will target an annualized volatility level for the Fund of 10%.  The Sub-Adviser expects that the Fund's targeted annualized forecasted volatility will typically range between 7% and 13%; however, the actual or realized volatility level for longer or shorter periods may be materially higher or lower depending on market conditions.  Actual or realized volatility can and will differ from the forecasted or target volatility described above.~~

~~As a result of the Fund's strategy, the Fund may have highly leveraged exposure to one or more asset classes at a time.  The 1940 Act and the rules and interpretations thereunder impose certain limitations on the Fund's ability to use leverage; however, the Fund is not subject to any additional limitations on its exposures.~~

~~When taking into account derivative instruments and instruments with a maturity of one year or less at the time of acquisition, the Fund's strategy will result in frequent portfolio trading and high portfolio turnover (typically greater than 300%).  The Sub-Adviser utilizes portfolio optimization techniques to determine the frequency of trading, taking into account the transaction costs associated with trading each Instrument.  A higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses, which are borne by the Fund, and may have adverse tax consequences.  The Fund employs sophisticated proprietary trading techniques in an effort to mitigate trading costs and execution impact on the Fund.~~

~~A significant portion of the assets of the Fund may be invested directly or indirectly in money market instruments, which may include, but are not limited to, U.S. Government securities (including U.S. treasury bills), U.S. Government agency securities, short-term fixed income securities, overnight and/or fixed term repurchase agreements, money market mutual fund shares, and cash and cash equivalents with one year or less term to maturity.  These cash or cash equivalent holdings serve as collateral for the positions the Fund takes and also earn income for the Fund.  The Fund may also enter into repurchase and reverse repurchase agreements.  Under a repurchase agreement, the Fund buys securities that the seller has agreed to buy back at a specified time and at a set price.  Under a reverse repurchase agreement, the Fund sells securities to another party and agrees to repurchase them at a particular date and price.  While the Fund normally does not engage in borrowing, leverage may be created when the Fund enters into reverse repurchase agreements, engages in futures transactions, or uses certain other derivative instruments.~~

The Fund intends to make investments, through and may invest up to 25% of the value of its total assets in, the JNL/AQR Risk Parity Fund Ltd. ("Subsidiary"). The Subsidiary is a wholly owned and controlled subsidiary of the Fund, organized under the laws of the Cayman Islands as an exempted company. Generally, the Subsidiary will invest primarily in commodity futures and swaps, but it may also invest in financial futures, option and swap contracts, fixed income securities, pooled investment vehicles, including those that are not registered pursuant to the 1940 Act, and other investments intended to serve as margin or collateral for the Subsidiary's derivative positions. The Fund invests in the Subsidiary in order to gain exposure to the commodities markets within the limitations of the federal tax law, rules and regulations that apply to RICs. The Subsidiary is subject to the same general investment policies and restrictions as the Fund, except that, unlike the Fund, the Subsidiary is able to invest without limitation in those futures and swaps subject to the same 1940 Act asset coverage requirements that are applicable to the Fund. Unlike the Fund, the Subsidiary will not seek to qualify as a RIC under Subchapter M. The Fund is the sole shareholder of the Subsidiary and does not expect shares of the Subsidiary to be offered or sold to other investors. The Subsidiary is advised by JNAM and has the same money managers as the Fund. The Fund's Chief Financial Officer and Chief Legal Officer serve as directors of the Subsidiary. The Subsidiary has entered into a separate investment advisory agreement with JNAM for the management of the Subsidiary portfolio pursuant to which JNAM has agreed to receive an advisory fee for services to the Subsidiary calculated in the same manner as the advisory fee the Fund pays. See section entitled "Advisory Fee" in the Prospectus.

The Fund is a "non-diversified" fund, which means it generally invests a greater portion of its net assets in the securities of one or more issuers and invests overall in a smaller number of issuers than a "diversified" fund.

9.	Summary Prospectus and Statutory Section for the JNL/Franklin Templeton Frontier Markets Fund

a.
In the principal investment strategies section, please redraft the following sentence to be free of jargon and state in Plain English how the Fund's assets are invested relating to participatory notes, "The Fund may use participatory notes, which are equity access products structured as debt obligations that are issued or backed by banks and broker-dealers and designed to replicate equity market exposure in frontier markets where direct investment is either impossible or difficult due to local investment restrictions."

RESPONSE:  The Registrant has made the requested change. Please see the following changes in response to the Commission Staff's comments:

The Fund may use participatory notes, which are equity-linked investments~~access products~~ structured ~~as debt obligations that are issued or~~and backed by a local branch of a bank ~~and~~or broker-dealer and designed to replicate equity market exposure in frontier markets where direct investment is either impossible or difficult due to local investment restrictions.

b.	Please include "Sanctions risk" for the Fund.

RESPONSE: The Registrant respectfully declines this request.  "Sanctions risk" is already included in the "More About the Funds" section and applies universally to all Funds of the Trust.

10.	Summary Prospectus and Statutory Section for the JNL/AQR Risk Parity Fund, JNL/Neuberger Berman Risk Balanced Commodity Strategy Fund, and the JNL/Van Eck International Gold Fund

a.
Please disclose that the Funds comply with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

RESPONSE:  The Registrant confirms that the Funds comply with Section 8 and Section 18.  The Registrant also believes that the principal investment strategy section of each Fund already contains the disclosure requested by the staff.

b.
Please disclose that each investment adviser to a Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to a Fund under Section 2(a)(20) of the Investment Company Act.  The investment advisory agreement between a Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

RESPONSE:  The Registrant confirms that the registration statement includes this disclosure. The Registrant also confirms that the investment advisory agreement between a Subsidiary and its investment adviser will be included as an exhibit to the registration statement in the Rule 485B filing.

c.	Please disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

RESPONSE:  The Registrant confirms that the registration statement includes this disclosure.  JPMorgan Chase Bank, N.A. is the custodian for the Cayman Islands subsidiaries. The Bank of Nova Scotia ("Scotiabank") is also custodian to the JNL/Van Eck International Gold Fund Ltd for certain physical commodities.

d.
Disclose: (1) whether each Fund with a Subsidiary has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from its Subsidiary is qualifying income, and (2) if a Fund have not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

RESPONSE:  (1) The Registrant has not received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiaries is qualifying income.  (2) As disclosed in each Fund's principal risks, the Registrant is relying on an Opinion of Counsel as its basis for determining that such undistributed income is qualifying income.

e.
Disclose, as appropriate, whether any of a Subsidiary's principal investment strategies or principal risks constitute principal investment strategies or risks of a Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in its Subsidiary should reflect aggregate operations of the Fund and its Subsidiary.

RESPONSE:  The Registrant confirms that each Subsidiary's principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund.

f.	Confirm that the financial statements of each Subsidiary will be consolidated with those of the Fund.

RESPONSE:  The Registrant confirms that the financials of each Cayman Subsidiary are consolidated with those of the respective Fund.

g.
Confirm in correspondence that: (1) each Subsidiary's expenses will be included in the Fund's prospectus fee table; (2) each Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) each Subsidiary and its board of directors will agree to inspection of the Subsidiary's books and records by the staff; and (4) each Subsidiary's board of directors will sign the Fund's Registration Statement

RESPONSE:  The Registrant confirms that: (1) each Subsidiary's expenses will be included in the Fund's prospectus fee table; (2) each Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) each Subsidiary and its board of directors will agree to inspection of the Subsidiary's books and records by the staff; and (4) each Subsidiary's board of directors will sign the Fund's Registration Statement.

11.	Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Because the registrant and its management are in possession of all facts relating to a fund's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:  The Registrant has included a Tandy Letter with this response memorandum.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 312-730-9721.  Thank you for your prompt attention to this matter.

cc:File

March 20, 2015

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Alberto Zapata

Re:	Curian Variable Series Trust
File Nos: 333-177369 and 811-22613

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: we are responsible for the adequacy and accuracy of the disclosures in the filing; comments by the staff of the Securities and Exchange Commission ("SEC") or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 312-730-9721.

Sincerely,
/s/Diana R. Gonzalez
Diana R. Gonzalez
Assistant Vice President